Exhibit 3(ii) Amendments to Bylaws

At the Board of Directors meeting on December 19, 2019, the following amendment was made to the Company’s Bylaws:

Section 4.5 - Maximum Age
No person shall be eligible to serve as a Director “beyond the Annual Shareholder Meeting if he/she is seventy-five (75) years of age.”

This was changed from - “beyond the Annual Shareholder Meeting if he/she is seventy two (72) years of age.”